UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment Number One

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

VALUE EXCHANGE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

92039V103
(CUSIP Number)

Tsang Po Yee Bella
Unit 602, Block B, 6 Floor, Shatin Industrial Centre, 5-7 Yuen Shun Circuit,
Shatin, N.T., Hong Kong SAR
Telephone: (852) 2950 4288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D/A

CUSIP No. 92039V103	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsang Po Yee Bella
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,905,461
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,905,461
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,905,461
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1. Security and Issuer

This statement on Amendment Number One to the Schedule 13D/A relates to the Common Stock, $0.00001 par value (“Common Stock”), of Value Exchange International, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive office is Value Exchange International, Inc., Unit 602, Block B, 6 Floor, Shatin Industrial Centre, 5-7 Yuen Shun Circuit, Shatin, N.T., Hong Kong SAR, Telephone: (852) 29504288. Issuer’s Common Stock is quoted on OTC QB market under trading symbol “VEII.” Cusip Number of Common Stock is 92039V103.

Item 2. Identity and Background

(a)This Amendment Number One to the Schedule 13D/A is being filed by and on behalf of Ms. Tsang Po Yee Bella, a natural person, also known as “Bella Tsang”, (“Reporting Person”).

(b)The principal business address of Reporting Person is Unit 602, Block B, 6 Floor, Shatin Industrial Centre, 5-7 Yuen Shun Circuit, Shatin, N.T., Hong Kong SAR, Telephone: (852) 2950 4288.

(c)Reporting Person is a business executive. She is a director and Corporate Secretary of Issuer.

(d)During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration. On July 18, 2021 in Hong Kong SAR, Reporting Person consummated the sale of 2 million shares (“Shares”) of Issuer’s Common Stock to Mr. Chan Heng Fai Ambrose under a Stock Purchase Agreement (“SPA”), as amended and accepted by parties as of June 28, 2021. The Shares were purchased in a private, negotiated transaction. The Shares were purchased for an aggregate purchase price of Four Hundred Twenty Thousand U.S. Dollars and No Cents (USD$420,000.00) cash, or $0.21 per share. The shares sold to Mr. Chan are “restricted securities” under Rule 144 of the Securities Act of 1933, as amended.

Item 4. Purpose of Transaction.

The Reporting Person sold 2,000,000 shares of Common Stock to generate money for Reporting Person’s personal financial use and not for any other purpose. The sale of the Shares was not made as part of any transaction or series of transaction to effect any change in control of Issuer or any similar transaction. Reporting Person originally acquired her Shares for investment purposes.

Subject to applicable U.S. federal securities laws and regulations, the Reporting Person intends to review her investment in the Issuer’s Common Stock on a continuing or periodic basis. Depending on various factors, including, without limitation, the Issuer’s financial condition, results and strategic direction, actions taken by the Issuer’s management and its Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, and personal estate planning, the Reporting Person may in the future take such actions with respect to her investment in the Issuer as she deems appropriate, including, without limitation, acquiring additional Common Stock or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by her, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Person’s economic exposure with respect to her investment in the Issuer or otherwise changing her intention with respect to any and all matters referred to in Item 4 of this Amendment Number One to the Schedule 13D/A.

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Item 5. Interest in Securities of the Issuer

(a) and (b): The responses of the Reporting Person to Row 7 through 13 of the cover page of this Amendment Number One to the Schedule 13D are incorporated herein by reference.

As of the date hereof, the Reporting Person beneficially owns an aggregate of 4,905,461 shares of Common Stock, and which represent approximately 13.6% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 36,156,130 shares of Common Stock outstanding

(c) The following table lists each of the purchases and sales by the Reporting Person of Shares during the past 60 days. There were no other transactions effected by the Reporting Person in the Shares or other indirect interests in the Shares during this period.

Date of Transaction	Type of Transaction	Number of Shares	Price per Share
July 18, 2021	Private Sale	2,000,000	$0.21

(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, except stock purchase agreement, dated June 8, 2021 and amended and accepted as of June 28, 2021, for private sales of 2,000,000 Shares as detailed in Item 5(c) above.

Item 7. Material to be Filed as Exhibits.

10.1 Stock Purchase Agreement and Amendment One thereto by Tsang Po Yee Bella and Chan Heng Fai Ambrose

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2021
Dated

/s/ Tsang Po Yee Bella
Signature

Tsang Po Yee Bella
Name

Exhibit 10.1 Stock Purchase Agreement and Amendment One thereto (attached)